UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915100

(CUSIP Number)

Robert Rosen

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

+65 6351 1780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M87915-10-0

1.	Names of Reporting Persons: Kenon Holdings Ltd. I.R.S. Identification Nos. of above persons (entities only): 98-1199415
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,668(1)
	8.	Shared Voting Power 19,699,836(2)
	9.	Sole Dispositive Power 2,668(1)
	10.	Shared Dispositive Power 19,699,836(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,702,504(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.8% (3)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M87915-10-0

1.	Names of Reporting Persons: Kenon TJ Holdings Pte. Ltd. I.R.S. Identification Nos. of above persons (entities only): 0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,699,836(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,699,836(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,699,836(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.8% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 2,668 options to purchase 2,668 Ordinary Shares (as defined in Item 1 below), exercisable up to October 3, 2018 (the “Options”), held by Kenon Holdings Ltd. (“Kenon”). The Options were originally granted to a director and an executive officer of Israel Corporation Ltd. (“Israel Corp.”), Kenon’s parent company prior to the Spin-Off (as defined in Item 3 below), who, at the time of the grant, served as a director of Tower (as defined in Item 1 below), which Options were assigned by them to Israel Corp., which subsequently assigned them to Kenon pursuant to the Spin-Off Agreement (as defined in Item 3 below).
(2)	Represents (a) 18,030,041 Ordinary Shares and (b) 1,669,795 Series 9 Warrants to purchase 1,669,795 Ordinary Shares, exercisable up to July 27, 2017 (the “Warrants”), which may be deemed to be beneficially owned by Kenon by virtue of Kenon’s ownership of its wholly-owned subsidiary, Kenon TJ Holdings Pte. Ltd. (“Kenon TJ”), the direct owner of the Ordinary Shares and the Warrants. The Ordinary Shares and Warrants were assigned to Kenon pursuant to the Spin-Off Agreement, and were subsequently contributed to Kenon TJ, as set forth in Item 3 below.
(3)	Based on 76,294,720 Ordinary Shares of Tower outstanding as of May 5, 2015 (based on number of Ordinary Shares outstanding on May 5, 2015, as reported by Tower to the Tel Aviv Stock Exchange (the “TASE”)), and calculated in accordance with Rule 13d-3(d)(1)(i). The above number of outstanding Ordinary Shares does not include 86,667 treasury shares of Tower.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Statement of

KENON HOLDINGS LTD.

KENON TJ HOLDINGS PTE. LTD.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

TOWER SEMICONDUCTOR LTD.

This Amendment No. 1 to Schedule 13D (this “Statement” or “Schedule 13D”) is jointly filed by Kenon and its wholly-owned subsidiary Kenon TJ (collectively, the “Reporting Persons”) with respect to the ownership of securities of Tower, and amends and restates the Schedule 13D filed on January 20, 2015 (the “Original Schedule 13D”) to reflect (i) changes in the percentage of securities beneficially owned by Kenon and Kenon TJ as a result of issuances of Ordinary Shares by Tower resulting from the conversion of certain of Tower’s convertible debt securities in March 2015, (ii) Kenon’s contribution of certain of the Tower Securities (as defined in item 3 below) to its wholly-owned subsidiary Kenon TJ, and (iii) changes in Kenon’s Purpose of Transaction disclosure in light of the Proposed Distribution (as defined and described in Item 4 below).

Item 1. Security and Issuer

The name of the issuer to which this Statement relates is Tower Semiconductor Ltd. (“Tower”). Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel. This Statement relates to Tower’s Ordinary Shares, NIS 15.00 par value per share (the “Ordinary Shares”).

Item 2. Identity and Background

This Statement is being jointly filed by Kenon, a limited liability company incorporated under the laws of Singapore, and its wholly-owned subsidiary Kenon TJ, a limited private company incorporated under the law of Singapore. The Reporting Persons are filing this Statement to report their beneficial ownership, as of May 1, 2015, of 19,702,504 Ordinary Shares and 19,699,836 Ordinary Shares, respectively.

Kenon is a holding company and its principal business, assets and liabilities consist of its ownership interests in the five businesses contributed to it by Israel Corp. in connection with the Spin-Off (as defined in Item 3 below): IC Power Ltd., Qoros Automotive Co., Ltd., ZIM Integrated Shipping Services, Ltd., Tower, and IC Green Energy Ltd. (together, the “Contributed Businesses”).

Kenon TJ is a holding company and its principal business and assets consist of its ownership interest in Tower.

The principal business address of each of the Reporting Persons is 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director of the Reporting Persons (together, the “Schedule 1 Persons”).

During the last five years, none of the Reporting Persons, nor any of the Schedule 1 Persons (to the knowledge of any of the Reporting Persons), have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, nor any of the Schedule 1 Persons (to the knowledge of any of the Reporting Persons), have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kenon TJ is a wholly-owned subsidiary of Kenon, which is a public company with shares traded on the New York Stock Exchange and the TASE. As such, all of the decisions relating to the voting or disposition of the Ordinary Shares owned by the Reporting Persons are ultimately made by the board of directors of Kenon.

A discretionary trust, in which Idan Ofer is a beneficiary, indirectly holds 100% of Ansonia Holdings B.V. (“Ansonia”) which beneficially owns approximately 49.7% of the issued and outstanding ordinary shares of Kenon as of April 2, 2015.

Item 3. Source and Amount of Funds or Other Consideration

On January 7, 2015, Israel Corp. transferred all of the Ordinary Shares, Warrants, and Options (collectively, the “Tower Securities”) held by it to Kenon as part of its internal reorganization pursuant to the Sale, Separation and Distribution Agreement, between Israel Corp. and Kenon, dated as of that date (the “Spin-Off Agreement”). In exchange for its transfer of the Tower Securities, as well as the transfer of the ownership interests then held by Israel Corp. in each of the other Contributed Businesses and the other IC Transferred Assets, IC Transferred Liabilities and the Cash Investment, each as defined in the Spin-Off Agreement, Israel Corp. received 29,883,015 ordinary shares of Kenon. Also on January 7, 2015, Israel Corp. transferred to the account of the TASE the shares of Kenon to be distributed to the Reporting Person’s shareholders on January 9, 2015 (the “Spin-Off”).

In April 2015, pursuant to the Share Transfer Agreement between Kenon and Kenon TJ, dated as of April 9, 2015 (the “Share Transfer Agreement”), and in connection with Kenon’s board of directors’ in-principal approval of (i) the distribution of all, or a portion, of Kenon’s interest in Tower to Kenon’s shareholders as a dividend-in-specie, or otherwise, (ii) a sale of Kenon’s interest in Tower, and/or (iii) a combination of the two transactions, Kenon contributed the 18,030,041 Ordinary Shares and 1,669,795 Series 9 Warrants held by it (the “Contributed Securities”) to Kenon TJ. In exchange for Kenon’s contribution of the Contributed Securities, Kenon received 24,117,000 ordinary shares of Kenon TJ, which represents the outstanding capital of Kenon TJ.

Item 4. Purpose of Transaction

Yoav Doppelt, the Chief Executive Officer of Kenon, also serves as a director on the board of directors of Tower. Because of this relationship, Kenon may exercise a measure of influence over Tower. In addition, as Kenon directly or indirectly owns approximately 25.8% of Tower, Kenon may have an ability to exert a measure of influence over the board of directors of Tower, and so long as Kenon directly or indirectly holds the Ordinary Shares, Kenon may therefore have a measure of influence over Tower’s affairs.

Consistent with its own business strategy as set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, Kenon intends to act to realize the value of the Ordinary Shares it holds for Kenon’s shareholders by distributing the Ordinary Shares to Kenon’s shareholders or selling the Ordinary Shares, rationally and expeditiously.

On May 1, 2015, Kenon announced the convocation of an extraordinary general meeting (“EGM”) and proxy solicitation in respect of a capital reduction to enable Kenon to distribute, on a pro rata basis, some, or all, of the 18,030,041 Ordinary Shares held by Kenon, as well as 1,669,795 Ordinary Shares underlying the 1,699,795 Series 9 Warrants of Tower (the “Proposed Distribution”). The Proposed Distribution is one of the first key steps in the implementation of Kenon’s announced strategy, and will provide Kenon’s shareholders with direct access to Tower, which Kenon believes is in the best interests of Kenon’s shareholders.

A Proxy and Information Statement, dated as of May 1, 2015, which includes additional information about the Proposed Distribution has been published for the benefit of Kenon’s shareholders and is filed as Exhibit 1 to this Statement.

Other than as set forth in this Statement, including in Item 6, the Reporting Persons have no present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of Tower, or the disposition of securities of Tower;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tower or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Tower or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of Tower, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Tower;

(f)	Any other material change in Tower’s business or corporate structure;

(g)	Changes in Tower’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tower by any person;

(h)	A class of securities of Tower being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Tower becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated in items (a)-(i) above.

Notwithstanding Kenon’s convocation of an EGM to approve matters relating to the Proposed Distribution, Kenon intends to continuously review its investment in Tower, and may in the future determine (i) to acquire additional securities of Tower, through open market purchases, private agreements or otherwise, (ii) to dispose of all, or a portion, of the securities of Tower owned by it in open market sales, one or more underwritten offerings, private transactions, or otherwise, (iii) distribute all, or a portion, of the Ordinary Shares it owns to Kenon’s shareholders, (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Additionally, notwithstanding anything contained herein, Kenon specifically reserves the right to change its intention with respect to any or all of such matters, including with respect to matters relating to the Proposed Distribution. In reaching any decision as to its course of action (as well as to the specific elements thereof), Kenon currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Tower’s business and prospects; other business opportunities available to Kenon; developments with respect to the strategy and business of Kenon; changes in law and government regulations; general economic conditions; and stock market conditions, including the market price of the securities of Tower.

Item 5. Interest in Securities of the Issuer

(a) Kenon is the beneficial owner of the Options, which represents less than 1% of the outstanding Ordinary Shares of Tower as of May 5, 2015, by virtue of Kenon’s direct ownership of the Options.

Kenon may be deemed to beneficially own the Contributed Securities, representing approximately 25.8% of the outstanding Ordinary Shares of Tower as of May 5, 2015, by virtue of Kenon’s ownership of its wholly-owned subsidiary, Kenon TJ, which is the direct owner of the Contributed Securities.

Kenon TJ beneficially owns the Contributed Securities, representing approximately 25.8% of the outstanding Ordinary Shares of Tower as of May 5, 2015, by virtue of Kenon TJ’s direct ownership of the Contributed Securities and may be deemed to share such beneficial ownership with Kenon due to Kenon’s ownership of 100% of Kenon TJ’s outstanding share capital.

To the knowledge of the Reporting Persons, none of the executive officers and directors of the Reporting Persons beneficially own Ordinary Shares as of May 5, 2015.

(b)  Kenon has sole voting and dispositive power over the Options beneficially owned by it.

Kenon may be deemed to have shared power with Kenon TJ to vote or direct the vote of, and to dispose or direct the disposition of the Contributed Securities, by virtue of Kenon’s ownership of its wholly-owned subsidiary, Kenon TJ, which is the direct owner of the Contributed Securities.

Kenon TJ has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Contributed Securities, by virtue of Kenon TJ’s direct ownership of the Contributed Securities and may be deemed to share such voting and dispositive power with Kenon due to Kenon’s ownership of 100% of Kenon TJ’s outstanding share capital.

The statements in this Statement shall not be construed as an admission by any of the Reporting Persons that it or any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Furthermore, the filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which such Reporting Person has shared voting and dispositive power, as reported herein. Each Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other person, and expressly disclaims the existence of a group.

(c)  Except as set forth above, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, have effected any transaction in any securities of Tower during the past sixty (60) days.

As a result Tower’s issuance of Ordinary Shares in connection with the conversion of certain of Tower’s convertible debt securities in March 2015, Kenon’s direct or indirect ownership interest in Tower, as reported in the Original Schedule 13D, was diluted to approximately 25.8%.

(d)  No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Spin-Off Agreement

Kenon is a party to the Spin-Off Agreement, which sets forth, among other things, Kenon’s agreements with Israel Corp. in respect of the principal transactions necessary to separate Kenon’s businesses from Israel Corp. and its other businesses. The Spin-Off Agreement also set forth other agreements that governed the distribution of Kenon’s ordinary shares to Israel Corp. shareholders, as well as certain aspects of Kenon’s relationship with Israel Corp. after the consummation of the Spin-Off. The summary of the Spin-Off Agreement set forth below is qualified in its entirety by reference to the Spin-Off Agreement, which is included as Exhibit 2 to this Statement and is incorporated herein by reference.

Transfer of Assets and Assumption of Liabilities

The Spin-Off Agreement identified the assets to be transferred, the liabilities to be retained by Israel Corp. or assumed by Kenon, and the contracts to be retained by Israel Corp. or assigned to Kenon in connection with the Spin-Off and transfer of Israel Corp.’s transfer of its interests, direct or indirect, in each of the Contributed Businesses to Kenon.

Representations and Warranties

Other than certain limited corporate representations and warranties made by Kenon and Israel Corp., neither Kenon nor Israel Corp. made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Spin-Off Agreement or in any ancillary agreement, all assets were transferred on an “as is,” “where is” basis.

Release of Claims

Except with respect to (i) those legal proceedings pending against Israel Corp. at the time of the consummation of the Spin-Off, and that relate to any of the businesses to be transferred to Kenon, and (ii) certain other exceptions set forth in the Spin-Off Agreement, Kenon shall be liable for the claims of each of the businesses transferred to it as part of the Spin-Off, including such claims that arose out of, or relate to events, circumstances or actions occurring or failing to occur, or with respect to any conditions existing prior to, the distribution date.

Indemnification

Kenon and Israel Corp. agreed to indemnify each other against certain liabilities incurred in connection with their respective businesses, and as otherwise allocated to each of them in the Spin-Off Agreement. These indemnities are principally designed to place financial responsibility for the obligations and liabilities of Kenon’s business, and each of its businesses, with Kenon and financial responsibility for the obligations and liabilities of Israel Corp. and its business with Israel Corp. The Spin-Off Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

The Registration Rights Agreement

On September 28, 2006, Tower and Israel Corp. entered into a registration rights agreements, as amended and restated on September 25, 2008 (the “Registration Rights Agreement”). In connection with the completion of the Spin-Off, Israel Corp. has assigned, and Kenon has assumed, all of Israel Corp.’s rights and obligations thereunder.

Pursuant to the Registration Rights Agreements, Tower shall, no later than 45 days after the date on which it receives a written request from Kenon from time to time, file with the U.S. Securities and Exchange Commission (the “Commission”), a Registration Statement on Form F-3 or, in the event such Form is not available, on another appropriate form reasonably acceptable to Kenon, and make all required filings with the Israeli Securities Authority (the “ISA”) covering the resale of all, or at the request of Kenon, any portion of the then Registrable Securities (as defined in the Registration Rights Agreement) that are not already registered. Tower shall use its best efforts to have the registration statement declared effective by the Commission and the ISA as soon as possible after such filing with the Commission and the ISA. Tower is obligated to keep any such registration statement effective pursuant to Rule 415 of the Securities Act and under the Israel Securities Law at all times until certain events have occurred.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is included as Exhibit 3 to this Statement and is incorporated herein by reference.

Tag Along Agreements

On September 28, 2006, each of Bank Hapoalim B.M. (“Bank Hapoalim”) and Bank Leumi Le-Israel B.M. (“Bank Leumi” and, together with Bank Hapoalim, the “Banks”), entered into tag along agreements with Israel Corp., each as amended on September 25, 2008 (collectively, and as amended, the “Tag Along Agreements”). In connection with the completion of the Spin-Off, Israel Corp. has assigned, and Kenon has assumed, all of Israel Corp.’s rights and obligations thereunder.

Pursuant to the Tag Along Agreements, each Bank and its affiliates have been granted “tag along” rights proportionally to participate in, and on the same terms and conditions as, a sale by Kenon, or any of its subsidiaries, to a third party (other than non-prearranged sales into the market on any stock exchange on which the Ordinary Shares are then traded or listed or submitted for quotation) as a result of which Kenon would cease (either on the basis of Tower’s then issued and outstanding shares or on a fully-diluted basis) to be Tower’s largest shareholder. The tag along rights apply only to certain Capital Notes (as specified in the Tag Along Agreements) or shares issued upon conversion thereof, certain Capital Notes and/or convertible debentures and/or shares received as part of certain Equity Issuances (as specified in the Tag Along Agreements) (as well as any shares issuable upon conversion of such Capital Notes or convertible debentures). In addition, Ordinary Shares of Tower held by a subsidiary of Kenon that is publicly held and that purchases, solely as a financial investment, such Ordinary Shares or securities convertible into or exercisable for Ordinary Shares in the market (i.e. not directly or indirectly from Tower or Israel Corp.) and not at the request or instruction of Kenon, would not be deemed held by Kenon for purposes of the tag along right.

The foregoing summary of the Tag Along Agreements is qualified in its entirety by reference to the Tag Along Agreement with Bank Hapoalim and Amendment No. 1 thereto, and the Tag Along Agreement with Bank Leumi and Amendment No. 1 thereto, which are included as Exhibits 4, 5, 6, and 7 to this Statement, respectively, and are incorporated herein by reference.

Share Transfer Agreement

In April 2015, Kenon and Kenon TJ entered into a Share Transfer Agreement, pursuant to which Kenon agreed to contribute the Contributed Securities to Kenon TJ in exchange for Kenon’s receipt of 24,117,000 ordinary shares of Kenon TJ, which represented the outstanding capital of Kenon TJ.

The foregoing summary of the Share Transfer Agreement is qualified in its entirety by reference to the Share Transfer Agreement, which is included as Exhibit 8 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

1.	Proxy and Information Statement, dated as of May 1, 2015 (Filed as Exhibit 99.1 by Kenon Holdings Ltd. on Form 6-K on May 1, 2015)

2.	Sale, Separation and Distribution Agreement, dated January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Filed as Exhibit 99.2 by Kenon Holdings Ltd. on Form 6-K on January 8, 2015)

3.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2008, between Israel Corporation Ltd. and Tower Semiconductor Ltd. (Filed as Exhibit 20 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

4.	Tag Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Hapoalim B.M. (Filed as Exhibit 17 by Israel Corporation Ltd. on Schedule 13D/A on October 23, 2006)

5.	Amendment No. 1 to Tag Along Agreement, dated September 25, 2008, between Israel Corporation Ltd. and Bank Hapoalim B.M. (Filed as Exhibit 22 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

6.	Tag Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M. (Filed as Exhibit 18 by Israel Corporation Ltd. on Schedule 13D/A on October 23, 2006)

7.	Amendment No. 1 to Tag Along Agreement, dated September 25, 2008, between Israel Corporation Ltd. and Bank Leumi Le-Israel B.M. (Filed as Exhibit 23 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

8.	Share Transfer Agreement, dated as of April 9, 2015, between Kenon Holdings Ltd. and Kenon TJ Holdings Pte. Ltd.

9.	Joint Filing Agreement, dated as of May 6, 2015, between Kenon Holdings Ltd. and Kenon TJ Holdings Pte. Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 6, 2015	KENON HOLDINGS LTD.

	By:	/s/ Yoav Doppelt
Name: Yoav Doppelt
Title: Chief Executive Officer

KENON TJ HOLDINGS PTE. LTD.

	By:	/s/ Cyril Pierre-Jean Ducau
Name: Cyril Pierre-Jean Ducau
Title: Director

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

KENON HOLDINGS LTD.

The name and present principal occupation of each director and executive officer of Kenon Holdings Ltd. (“Kenon”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Kenon Holdings Ltd., 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
Kenneth Cambie 1 Temasek Avenue #38-01 Millenia Tower Singapore 039192	Business Executive	New Zealand

Laurence N. Charney 19 Sycamore Drive Sands Point, NY 11050	Business Executive	United States of America

Cyril Pierre-Jean Ducau 1 Temasek Avenue #38-01 Millenia Tower Singapore 039192	Business Executive	France

N. Scott Fine 100 Mill Plain Rd. Suite 301 Danbury, CT 06811	Business Executive	United States of America

Aviad Kaufman 10 Brook Street London W1S 1BG	Business Executive	Israel United Kingdom

Ron Moskovitz 23 Aranha St. Tel Aviv, Israel	Business Executive	Israel

Elias Sakellis 10 Brook Street London W1S 1BG	Business Executive	Greece

Vikram Talwar	Business Executive	India

Yoav Doppelt	Chief Executive Officer of Kenon	Israel

Robert Rosen	General Counsel of Kenon	United States of America

Tzahi Goshen	Interim Chief Financial Officer and Vice President of Finance of Kenon	Israel

Barak Cohen	Vice President of Business Development and Investor Relations of Kenon	Israel

DIRECTORS AND EXECUTIVE OFFICERS

OF

KENON TJ HOLDINGS PTE. LTD.

The name and present principal occupation of each director and executive officer of Kenon TJ Holdings Pte. Ltd. (“Kenon”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Kenon TJ Holdings Pte. Ltd., 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
Cyril Pierre-Jean Ducau 1 Temasek Avenue #38-01 Millenia Tower Singapore 039192	Business Executive	France

Vikram Talwar	Business Executive	India

Robert Rosen	General Counsel of Kenon	United States of America

Exhibit Index

Exhibit No.	Description

1.	Proxy and Information Statement, dated as of May 1, 2015 (Filed as Exhibit 99.1 by Kenon Holdings Ltd. on Form 6-K on May 1, 2015)

2.	Sale, Separation and Distribution Agreement, dated January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd. (Filed as Exhibit 99.2 by Kenon Holdings Ltd. on Form 6-K on January 8, 2015)

3.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2008, between Israel Corporation Ltd. and Tower Semiconductor Ltd. (Filed as Exhibit 20 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

4.	Tag Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Hapoalim B.M. (Filed as Exhibit 17 by Israel Corporation Ltd. on Schedule 13D/A on October 23, 2006)

5.	Amendment No. 1 to Tag Along Agreement, dated September 25, 2008, between Israel Corporation Ltd. and Bank Hapoalim B.M. (Filed as Exhibit 22 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

6.	Tag Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M. (Filed as Exhibit 18 by Israel Corporation Ltd. on Schedule 13D/A on October 23, 2006)

7.	Amendment No. 1 to Tag Along Agreement, dated September 25, 2008, between Israel Corporation Ltd. and Bank Leumi Le-Israel B.M. (Filed as Exhibit 23 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

8.	Share Transfer Agreement, dated as of April 9, 2015, between Kenon Holdings Ltd. and Kenon TJ Holdings Pte. Ltd.

9.	Joint Filing Agreement, dated as of May 6, 2015, between Kenon Holdings Ltd. and Kenon TJ Holdings Pte. Ltd.